Exhibit 99.1

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Liminal BioSciences Inc.

Corporate name / Dénomination sociale

307730-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Isabelle Foley

Deputy Director / Directeur adjoint
2021-10-12

Date of amendment (YYYY-MM-DD)
Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name
Dénomination sociale
Liminal BioSciences Inc.
2	Corporation number
Numéro de la société
307730-6
3	The articles are amended as follows
Les statuts sont modifiés de la façon suivante

The corporation changes the province or territory in Canada where the registered office is situated to: La province ou le territoire au Canada où est situé le siège social est modifié pour :
ON

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par
Marie Iskra
Marie Iskra
438-807-1397

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 19)	actions (LCSA) (art. 19)
Change of Registered Office	Changement d’adresse du
Address	siège social
Form 3	Formulaire 3
	Received Date (YYYY-MM-DD): Date de réception (AAAA-MM-JJ):	2021-10-12

1	Corporate name
Dénomination sociale
Liminal BioSciences Inc.
2	Corporation number
Numéro de la société
307730-6
3	New registered office address
Nouvelle adresse du siège social
231 Dundas Street East
Belleville ON K8N 1E2

4	Additional address
Autre adresse
Care of / À l'attention de : Marie Iskra
440 Armand-Frappier Blvd., Suite 300
Laval QC H7V 4B4

5	Declaration: I certify that I have relevant knowledge of the corporation and that I am authorized to sign this form.
Déclaration : J'atteste que je possède une connaissance suffisante de la société et que je suis autorisé(e) à signer le présent formulaire.

Original signed by / Original signé par
Marie Iskra
Marie Iskra
438-807-1397

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)